Exhibit 12.1

	For the Year Ended December 31,				Period from February 16, 2010 (Commencement of Operations) to
	2012	2012		2011	December 31, 2010
Earnings
Income (loss) from continuing operations	$2,451	$(2,031)		$(5,807)	$(5,984)
Add:
Fixed charges	6,294	5,531		2,648	554

Total Earnings	$8,745	$3,500		$(3,159)	$(5,430)

Fixed Charges
Add:
Interest Expensed	$6,214	$5,472		$2,612	$524
Estimate of the Interest within rental expense	80	59		36	30

Total Fixed Charges	6,294	5,531		2,648	554
Preferred stock dividends	3,565	1,604		—	—

Combined Fixed Charges and Preferred Stock Dividends	$9,859	$7,135		$2,648	$554

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	0.89	0.49	(1)	— (1)	— (1)

(1)	Fixed charges exceed earnings by $2.0 million, $5.8 million and $6.0 million for the years ended December 31, 2012 and 2011 and for the period from February 16, 2010 (Commencement of Operations) to December 31, 2010.